Exhibit 9(viii) under Form N-1A
                                     Exhibit 10 under Item 601/Reg. S-K

                             MARSHALL FUNDS, INC.
                             MULTIPLE CLASS PLAN
                          Marshall Money Market Fund
                                Class A Shares
                                Class B Shares

      This Multiple Class Plan ("Plan") is adopted by the MARSHALL FUNDS, INC. (the "Corporation"), a Wisconsin corporation, with respect to the classes of shares ("Classes") of the portfolio of the Corporation (the "Fund") set forth above.
  1.  PURPOSE
      This Plan is adopted pursuant to Rule 18f-3 (the "Rule") under the Investment Company Act of 1940, as amended (the "Act"), in connection with the issuance by the Corporation of more than one class of shares of the Fund in reliance on the Rule.
  2.  SEPARATE ARRANGEMENTS / CLASS DIFFERENCES
      The Fund offers two classes of shares, Class A Shares and Class B Shares. The only expenses allocated to the shares as a class are expenses that may be incurred under the Corporation's distribution plan adopted pursuant to Rule 12b-1 under the Act. Under the 12b-1 Plan, the Fund may pay to the distributor on behalf of Class B Shares an amount computed at an annual rate of 0.30 of 1% of the average daily net asset value of Class B Shares, in order to finance sales and/or administrative services for the shares.
      Class A Shares of the Fund are available to customers of Marshall & Ilsley Corp. and its affiliates or retail customers of institutions that have not entered into a marketing arrangement or do not provide sales and/or administrative services for the Funds.
      Class B Shares of the Fund are sold through institutions and other entities that have entered into marketing arrangements to make Fund shares available to their clients, customers, or other specified groups of investors, or that have agreed to provide sales and/or administrative services as agents for holders of Class B Shares.
  3.  EXPENSE ALLOCATIONS
      Each Fund pays all of its own expenses and its allocable share of the Corporation's expenses. The expenses incurred pursuant to the Rule 12b-1 Plan with respect to Class B Shares will be borne solely by the Class B shareholders of the Fund, and constitute the only expenses allocated to one class and not the other.


  4.  EXCHANGE FEATURES
      A shareholder may exchange shares of the Fund for the appropriate class of shares of any other fund of the Corporation at net asset value without a sales charge, provided any applicable investment minimum for the fund is met.
  5.  EFFECTIVENESS
      This Plan shall become effective with respect to each Class, (i) to the extent required by the Act, after approval by a majority vote of: (a) the Corporation's Board of Directors; (b) the members of the Board of the Corporation who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the Corporation's Plan , and (ii) upon execution of this Plan with respect to such Class.
  6.  AMENDMENT
      This Plan may be amended at any time, with respect to any Class, by a majority vote of: (a) the Corporation's Board of Directors; and (b) the members of the Board of the Corporation who are not interested persons of the Corporation and have no direct or indirect financial interest in the operation of the Plan.
       Witness the due execution hereof this 24th day of July, 1995.

                              MARSHALL FUNDS, INC.


                              By:/s/ Joseph S. Machi
                              Title Vice President